

Mail Stop 3720

August 2, 2007

Peter Lurie, Esq.
Secretary
Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, NJ 07059

> **Re:** **Virgin Mobile USA, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed July 20, 2007**
> **File No. 333-142524**

Dear Mr. Lurie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have considered your response to prior comment one of our letter dated June 29, 2007. Please update your analysis to specifically address why Sprint Nextel's offer of Class A shares that you will issue in exchange for the retirement of $45 million of indebtedness Sprint Nextel is owed by Virgin Mobile USA, LLC should not be considered a primary offering by the company. In this regard, we note that Sprint Nextel is expressly taking newly issued shares with a view to distribution in a firm commitment public offering. In your analysis, please address these facts and tell us the number of shares being issued to Sprint Nextel for the debt and the percentage of the total shares being offered on the registration statement that the shares represent.

2.   It appears from Exhibit 10.5 to your Form S-1 and from the "International Calling" section of your website that you offer international mobile services that enable your customers to place long-distance telephone calls to Cuba, Iran, North Korea, Sudan, and Syria. The named countries are identified by the State

Department's state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-1 does not include any information regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether by direct or indirect arrangements. Your response should describe in reasonable detail the products and services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

3.   Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan, and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.

Prospectus cover page

4.   Please remove your references to "Joint Book-Running Managers" and "Co-Managers" from the prospectus cover page as this information is not required by Item 501 of Regulation S-K and is not key to an investment decision. Instead, you may provide this information in the discussion of the plan of distribution or on the back cover page of the prospectus, where you have done so already.

Reorganization Transactions, pages 37 - 39

5.   We note your response to our prior comment 3 and the information provided to us in your previous response to our prior comment 12. However, we continue to remain unclear regarding your basis for treating the reorganization transactions as a non-substantive exchange. Please respond to each of the following comments and revise the applicable disclosures throughout your filing so that the nature and terms of the reorganization transactions, and your accounting for them, are wholly transparent to readers.

   a.   We note under the current organizational structure Sprint Nextel holds a 47% ownership interest in Virgin Mobile USA, LLC. Tell us the total percentage ownership interest, both direct and indirect, Sprint Nextel will hold in Virgin Mobile USA, L.P. immediately after the reorganization but before the public offering.

   b.   In addition, please tell us Sprint Nextel's percentage direct ownership interest in Virgin Mobile USA, L.P. and its percentage ownership interest in Virgin Mobile USA, Inc. immediately after the reorganization but before the public offering. Explain to us in quantified detail how the exchange of debt for shares in Virgin Mobile USA, Inc. impacted these ownership percentages.

   c.   We note in the fifth paragraph on page 37 that, prior to consummating the offering, Sprint Nextel will sell a portion of its interest in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. in consideration for $161.2 million. Explain to us why it is not necessary for you to account for this transaction under the purchase method, pursuant to paragraph14 of SFAS No. 141.

   d.   We note under the current organizational structure a minority investor holds a 0.5% ownership interest in Bluebottle USA Holdings L.P. Tell us the percentage ownership interest this minority investor will hold in Virgin Mobile USA, Inc. immediately after the reorganization but before the public offering.

   e.   We note under the current organizational structure minority investors hold a 6% ownership interest in Virgin Mobile USA, LLC. Tell us the percentage

ownership interest these minority investors will hold in Virgin Mobile USA, Inc. immediately after the reorganization but before the public offering.

f. The tax receivable agreements described on pages 141-145 appear to provide Sprint Ventures and The Virgin Group rights that have significant economic value—value that apparently will not be shared with the minority shareholders. Tell us how you intend to account for this apparent inequitable distribution of economic rights and explain to us further why this does not affect your conclusion that the reorganization is a non-substantive exchange.

g. We note in the first paragraph on page 38 that the ownership percentages in Virgin Mobile USA, L.P. held by Virgin Mobile USA, Inc. and Sprint Nextel will change if the underwriters exercise their over-allotment option. It is unclear how this can be so since you are selling shares in Virgin Mobile USA, Inc., not Virgin Mobile USA, L.P. Please revise your disclosures and advise us.

Management, page 115

Elements of Compensation, page 120

6. After reviewing the revisions to your compensation discussion and analysis, as well as your request (in your response letter dated June 18, 2007) for confidential treatment of your performance targets, we continue to believe that you should quantify each of the 2006 performance targets under both your Annual Incentive Plan and your Debt Bonus Plan for your named executive officers.

Alternatively, provide us with a thorough and detailed analysis as to why disclosure of each of the performance targets would cause your company competitive harm. Your analysis should be applied to each of the performance targets. Furthermore, you should address, as merely one example, why disclosure of targets (for a now-expired fiscal year) that are similar to categories of information contained in your registration statement and publicly-available financial statements would cause the company competitive harm under the company's particular facts and circumstances.

2002 Unit Option Plan and Unit Option Agreements, page 123

7. Please revise to include the substance of your response to prior comment 13 of our letter dated June 29, 2007 so that the reasons for the 2006 and 2007 amendments to the unit option agreements are clear.

2006 Executive Compensation, page 128

8.   Revise to clarify how the weightings of the adjusted EBITDA target and the lifetime value target affect your determination of the amount of compensation to pay under the Annual Incentive Plan and 2005 Debt Bonus Plan upon completion of a fiscal year. For example, please explain why each of your named executive officers received an overall plan payout at 100% of your target, when you failed to meet your adjusted EBITDA target for 2006. In this regard, we note your disclosure on page 128 that, "[i]n 2006, lifetime value and adjusted EBITDA accounted for 70% and 30% of our Annual Incentive Plan target, respectively." We also note your disclosure on page 121 that plan participants are "eligible to receive 50% of their individual bonus targets at a minimum threshold of 75% of the targeted metrics."

9.   Please explain how each named executive officer's target 2005 Debt Bonus Plan amount was determined for 2006.

Virgin Mobile USA, LLC Financial Statements, page F-7
Payments to Customers/Resellers, page F-9

10.   We note your response to our prior comment 16. Please confirm to us that higher commission percentages paid to certain retailers relate solely to volume sales.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director